                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K

     ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
              OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998.


                         COMMISSION FILE NUMBER: 0-1532






         A. Full title of the plan and the address of the plan, if different than that of the issuer named below:


                      MARSH SUPERMARKETS, INC. 401(K) PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             MARSH SUPERMARKETS, INC.
                             9800 CROSSPOINT BOULEVARD
                             INDIANAPOLIS, INDIANA 46256

                        FINANCIAL STATEMENTS AND EXHIBITS



         The following financial statements of Marsh Supermarkets, Inc. 401(k) Plan are included herein:


                         Report of Independent Auditors

      Statement of Net Assets Available for Benefits, with Fund Information as of December 31, 1998 and December 31, 1997

Statement of Changes in Net Assets Available for Benefits, with Fund Information for the Years Ended December 31, 1998 and December 31, 1997

                          Notes to Financial Statements

                                    Schedules

                         Consent of Independent Auditors



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   MARSH SUPERMARKETS, INC. 401(k) PLAN


                                   By: /s/ P. Lawrence Butt, Secretary
                                      ------------------------------------------
                                           P. Lawrence Butt, Secretary
                                           Retirement Committee


June 24, 1999

                       FINANCIAL STATEMENTS AND SCHEDULES


                      MARSH SUPERMARKETS, INC. 401(k) Plan


                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                      WITH REPORT OF INDEPENDENT AUDITORS

                      Marsh Supermarkets, Inc. 401(k) Plan

                       Financial Statements and Schedules

                     Years ended December 31, 1998 and 1997



                                    Contents

Report of Independent Auditors                                   1

Audited Financial Statements

Statements of Net Assets Available for Benefits                  2
Statements of Changes in Net Assets Available for Benefits       4
Notes to the Financial Statements                                6

Schedules

Schedule of Assets Held for Investment Purposes                 12
Schedule of Reportable Transactions                             13

                         [ERNST & YOUNG LLP LETTERHEAD]


                         Report of Independent Auditors

Administrative Committee
Marsh Supermarkets, Inc. 401(k) Plan


We have audited the accompanying statements of net assets available for benefits of the Marsh Supermarkets, Inc. 401(k) Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement and Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits for each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                              Ernst & Young, LLP

June 11, 1999

                      Marsh Supermarkets, Inc. 401(k) Plan

     Statements of Net Assets Available for Benefits, with Fund Information

                                December 31, 1998

                                                    FRANKLIN                 TEMPLETON  GEORGE PUTNAM
                                        FIDELITY    SMALL CAP   EB EQUITY     FOREIGN      BALANCED    AMERICAN     EB MAGIC
                                       CONTRAFUND     FUND      INDEX FUND      FUND         FUND      BOND FUND      FUND
                                      ---------------------------------------------------------------------------------------

ASSETS
Investments, at fair value:
   Money market funds                 $        --   $     --    $       --   $       --   $     --    $       --   $       --
   Marsh stock                                 --         --            --           --         --            --           --
   Mutual funds                        17,569,423    476,523            --    1,271,947    295,928     4,958,734           --
   Common/collective trust                     --         --     1,096,530           --         --            --    2,045,624
   Loans to participants                       --         --            --           --         --            --           --
                                      ---------------------------------------------------------------------------------------
   Total investments                   17,569,423    476,523     1,096,530    1,271,947    295,928     4,958,734    2,045,624

Receivables and other assets:
   Employee contributions                  58,693      1,592         3,663        4,249        989        16,565        6,834
   Employer contributions                      --         --            --           --         --            --           --
   Interest and dividends receivable           --         --            --           --         --            --           --
                                      ---------------------------------------------------------------------------------------
                                           58,693      1,592         3,663        4,249        989        16,565        6,834
                                      ---------------------------------------------------------------------------------------
   Total assets                        17,628,116    478,115     1,100,193    1,276,196    296,917     4,975,299    2,052,458

LIABILITIES
Due to (from) brokers                         891     (1,392)           --           --     (1,837)        2,884           --
                                      ---------------------------------------------------------------------------------------
Net assets available for benefits     $17,627,225   $479,507    $1,100,193   $1,276,196   $298,754    $4,972,415   $2,052,458
                                      =======================================================================================


                                         MARSH
                                         STOCK     PARTICIPANT
                                          FUND        LOANS         TOTAL
                                      --------------------------------------

ASSETS
Investments, at fair value:
   Money market funds                 $   236,877   $       --   $   236,877
   Marsh stock                         12,999,255           --    12,999,255
   Mutual funds                                --           --    24,572,555
   Common/collective trust                     --           --     3,142,154
   Loans to participants                       --    1,156,060     1,156,060
                                      --------------------------------------
   Total investments                   13,236,132    1,156,060    42,106,901

Receivables and other assets:
   Employee contributions                  44,227           --       136,812
   Employer contributions                  27,065           --        27,065
   Interest and dividends                   1,396           --         1,396
   receivable                         --------------------------------------
                                           72,688           --       165,273
                                      --------------------------------------
   Total assets                        13,308,820    1,156,060    42,272,174

LIABILITIES
Due to (from) brokers                      20,896           --        21,442
                                      --------------------------------------
Net assets available for benefits     $13,287,924   $1,156,060   $42,250,732
                                      ======================================


See accompanying notes.

                      Marsh Supermarkets, Inc. 401(k) Plan

     Statements of Net Assets Available for Benefits, with Fund Information

                                December 31, 1997



                                                                                  VICTORY
                                         FIDELITY                   TEMPLETON   INVESTMENT                   MARSH
                                         MAGELLAN      FIDELITY      FOREIGN      QUALITY      EB MAGIC      STOCK
                                           FUND       CONTRAFUND      FUND       BOND FUND       FUND         FUND
                                       ------------------------------------------------------------------------------

ASSETS
Investments, at fair value:
   Money market funds                  $        --    $       --   $       --   $       --    $       --   $  143,234
   Marsh stock                                  --            --           --           --            --    9,634,550
   Mutual funds                         10,662,552     2,385,992    1,199,777    4,023,375            --           --
   Common/collective trust                      --            --           --           --     1,713,327           --
   Loans to participants                        --            --           --           --            --           --
                                       ------------------------------------------------------------------------------
   Total investments                    10,662,552     2,385,992    1,199,777    4,023,375     1,713,327    9,777,784

Receivables and other assets:
   Employee contributions                   54,280        12,146        6,108       20,482         8,722       49,775
   Employer contributions                       --            --           --           --            --       30,250
   Interest and dividends receivable            --            --           --           --            --          487
                                       ------------------------------------------------------------------------------
                                            54,280        12,146        6,108       20,482         8,722       80,512
                                       ------------------------------------------------------------------------------
   Total assets                         10,716,832     2,398,138    1,205,885    4,043,857     1,722,049    9,858,296

LIABILITIES
Due to (from) brokers                      (21,645)       21,555        9,798       (8,228)           --           --
                                       ------------------------------------------------------------------------------
Net assets available for benefits      $10,738,477    $2,376,583   $1,196,087   $4,052,085    $1,722,049   $9,858,296
                                       ==============================================================================


                                     PARTICIPANT
                                        LOANS            TOTAL
                                     ----------------------------

ASSETS
Investments, at fair value:
   Money market funds                  $     --       $   143,234
   Marsh stock                               --         9,634,550
   Mutual funds                              --        18,271,696
   Common/collective trust                   --         1,713,327
   Loans to participants                634,033           634,033
                                       --------------------------
   Total investments                    634,033        30,396,840

Receivables and other assets:
   Employee contributions                    --           151,513
   Employer contributions                    --            30,250
   Interest and dividends receivable         --               487
                                       --------------------------
                                             --           182,250
                                       --------------------------
   Total assets                         634,033        30,579,090

LIABILITIES
Due to (from) brokers                        --             1,480
                                       --------------------------
Net assets available for benefits      $634,033       $30,577,610
                                       ==========================


See accompanying notes.

                      Marsh Supermarkets, Inc. 401(k) Plan

          Statements of Changes in Net Assets Available for Benefits,
                             with Fund Information

                          Year ended December 31, 1998


                                               FIDELITY                     FRANKLIN                    TEMPLETON  GEORGE PUTNAM
                                               MAGELLAN       FIDELITY      SMALL CAP     EB EQUITY      FOREIGN      BALANCED
                                                 FUND        CONTRAFUND        FUND       INDEX FUND       FUND         FUND
                                            ------------------------------------------------------------------------------------

Additions to net assets attributed to:
   Investment income:
     Net realized and unrealized
       appreciation (depreciation) in
       fair value of investments            $     29,984    $  4,100,839    $  (9,228)   $   178,410    $  (207,653)   $  (1,234)
     Interest                                      3,458           1,738           63            182            140           39
     Dividends                                        --              --        6,753             --        137,298       24,487
                                            ------------------------------------------------------------------------------------
                                                  33,442       4,102,577       (2,412)       178,592        (70,215)      23,292
   Contributions:
     Employee                                      1,943       2,656,980      145,298        136,346        387,645       65,182
     Employer                                         --              --           --             --             --           --
                                            ------------------------------------------------------------------------------------
                                                   1,943       2,656,980      145,298        136,346        387,645       65,182
                                            ------------------------------------------------------------------------------------
       Total additions                            35,385       6,759,557      142,886        314,938        317,430       88,474

Deductions from net assets attributed to:
     Benefits paid to participants
       or their beneficiaries                         --         994,452       24,287         67,308        105,635          656
     Administrative expenses                          --              --           --             --             --           --
                                            ------------------------------------------------------------------------------------
       Total deductions                               --         994,452       24,287         67,308        105,635          656
                                            ------------------------------------------------------------------------------------

Net increase prior to interfund transfers         35,385       5,765,105      118,599        247,630        211,795       87,818
Transfers                                    (10,773,862)      9,485,537      360,908        852,563       (131,686)     210,936
                                            ------------------------------------------------------------------------------------
Net increase (decrease)                      (10,738,477)     15,250,642      479,507      1,100,193         80,109      298,754

Net assets available for benefits:
   Beginning of year                          10,738,477       2,376,583           --             --      1,196,087           --
                                            ------------------------------------------------------------------------------------
   End of year                              $         --    $ 17,627,225    $ 479,507    $ 1,100,193    $ 1,276,196    $ 298,754
                                            ====================================================================================


                                                             VICTORY
                                                           INVESTMENT                        MARSH
                                              AMERICAN       QUALITY        EB MAGIC         STOCK       PARTICIPANT
                                              BOND FUND     BOND FUND         FUND            FUND          LOANS           TOTAL
                                            ---------------------------------------------------------------------------------------

Additions to net assets attributed to:
   Investment income:
     Net realized and unrealized
       appreciation (depreciation) in
       fair value of investments            $  (139,720)   $    16,422    $   105,792    $    625,089    $        --    $ 4,698,701
     Interest                                       808          1,297          2,043          25,911         70,315        105,994
     Dividends                                  350,197             --             --         308,787             --        827,522
                                            ---------------------------------------------------------------------------------------
                                                211,285         17,719        107,835         959,787         70,315      5,632,217
   Contributions:
     Employee                                   910,989            360        454,092       1,039,514             --      5,798,349
     Employer                                        --             --             --       2,776,151             --      2,776,151
                                            ---------------------------------------------------------------------------------------
                                                910,989            360        454,092       3,815,665             --      8,574,500
                                            ---------------------------------------------------------------------------------------
       Total additions                        1,122,274         18,079        561,927       4,775,452         70,315     14,206,717

Deductions from net assets attributed to:
     Benefits paid to participants
       or their beneficiaries                   289,092             --        130,795         743,098        148,079      2,503,402
     Administrative expenses                         --             --             --          30,193             --         30,193
                                            ---------------------------------------------------------------------------------------
       Total deductions                         289,092             --        130,795         773,291        148,079      2,533,595

                                            ---------------------------------------------------------------------------------------
Net increase prior to interfund transfers       833,182         18,079        431,132       4,002,161        (77,764)    11,673,122
Transfers                                     4,139,233     (4,070,164)      (100,723)       (572,533)       599,791             --
                                            ---------------------------------------------------------------------------------------
Net increase (decrease)                       4,972,415     (4,052,085)       330,409       3,429,628        522,027     11,673,122

Net assets available for benefits:
   Beginning of year                                 --      4,052,085      1,722,049       9,858,296        634,033     30,577,610
                                            ---------------------------------------------------------------------------------------
   End of year                              $ 4,972,415    $        --    $ 2,052,458    $ 13,287,924    $ 1,156,060    $42,250,732
                                            =======================================================================================


See accompanying notes.

                      Marsh Supermarkets, Inc. 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Year ended December 31, 1997


                                                                                       VICTORY
                                              FIDELITY                   TEMPLETON    INVESTMENT                    MARSH
                                              MAGELLAN      FIDELITY      FOREIGN       QUALITY       EB MAGIC      STOCK
                                                FUND       CONTRAFUND       FUND       BOND FUND        FUND         FUND
                                            --------------------------------------------------------------------------------

Additions to net assets attributed to:
   Investment income:
     Net realized and unrealized
      appreciation (depreciation) in
      fair value of investments             $ 2,055,776    $  328,130   $  (72,282)   $   85,008    $   87,751    $1,419,136
     Interest                                       379            56           40           128            54         3,930
     Dividends                                       --            --      129,478       215,251            --       261,243
                                            --------------------------------------------------------------------------------
                                              2,056,155       328,186       57,236       300,387        87,805     1,684,309
   Contributions:
     Employee                                 1,880,922       624,706      402,413       884,303       534,014     1,007,087
     Employer                                        --            --           --            --            --     1,010,789
                                            --------------------------------------------------------------------------------
                                              1,880,922       624,706      402,413       884,303       534,014     2,017,876
                                            --------------------------------------------------------------------------------
      Total additions                         3,937,077       952,892      459,649     1,184,690       621,819     3,702,185

Deductions from net assets attributed to:
     Benefits paid to participants
      or their beneficiaries                    509,421        96,098       46,661       282,399       108,924       591,136
     Administrative expenses                         --            --           --            --            --        21,192
                                            --------------------------------------------------------------------------------
      Total deductions                          509,421        96,098       46,661       282,399       108,924       612,328
                                            --------------------------------------------------------------------------------

Net increase prior to interfund transfers     3,427,656       856,794      412,988       902,291       512,895     3,089,857
Transfers                                       (99,482)      310,458       (2,728)     (164,144)      (37,534)     (180,770)
                                            --------------------------------------------------------------------------------
Net increase (decrease)                       3,328,174     1,167,252      410,260       738,147       475,361     2,909,087

Net assets available for benefits:
   Beginning of year                          7,410,303     1,209,331      785,827     3,313,938     1,246,688     6,949,209
                                            --------------------------------------------------------------------------------
   End of year                              $10,738,477    $2,376,583   $1,196,087    $4,052,085    $1,722,049    $9,858,296
                                            ================================================================================


                                            PARTICIPANT
                                               LOANS      TOTAL
                                            ----------------------

Additions to net assets attributed to:
   Investment income:
     Net realized and unrealized
      appreciation (depreciation) in
      fair value of investments             $     --   $ 3,903,519
     Interest                                 45,916        50,503
     Dividends                                    --       605,972
                                            ----------------------
                                              45,916     4,559,994
   Contributions:
     Employee                                     --     5,333,445
     Employer                                     --     1,010,789
                                            ----------------------
                                                  --     6,344,234
                                            ----------------------
      Total additions                         45,916    10,904,228

Deductions from net assets attributed to:
     Benefits paid to participants
      or their beneficiaries                  38,483     1,673,122
     Administrative expenses                      --        21,192
                                            ----------------------
      Total deductions                        38,483     1,694,314
                                            ----------------------

Net increase prior to interfund transfers      7,433     9,209,914
Transfers                                    174,200            --
                                            ----------------------
Net increase (decrease)                      181,633     9,209,914

Net assets available for benefits:
   Beginning of year                         452,400    21,367,696
                                            ----------------------
   End of year                              $634,033   $30,577,610
                                            ======================


See accompanying notes.

                      Marsh Supermarkets, Inc. 401(k) Plan

                        Notes to the Financial Statements

                                December 31, 1998


1. DESCRIPTION OF THE PLAN

The following description of the Marsh Supermarkets, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Marsh Supermarkets, Inc. 401(k) Plan was established by Marsh Supermarkets, Inc. (the "Company") to provide retirement benefits for participating eligible employees. The Company's Retirement Committee, appointed by the Board of Directors of the Company, serves as the Plan Administrative Committee. The trustee of the Plan is Key Trust Company of Ohio, N.A. ("Key Trust").

The Plan is a defined contribution retirement plan covering employees of the Company who have met certain requirements for participation. The Plan provides for normal retirement at age 65, but includes a provision that allows participants to elect to receive benefits prior to their normal retirement age. The Plan also has provisions allowing for hardship withdrawals and loans.

CONTRIBUTIONS

The Plan provides for employees to contribute from 1 to 15 percent (up to the IRS maximum) of their compensation on a pre-tax basis. The Company contributes an amount equal to 25 percent of employee before tax contributions (excluding contributions in excess of six percent of compensation) in the form of Company stock. The Plan also provides for additional grandfathered and discretionary profit sharing contributions determined by the Board of Directors of the Company. The grandfathered contribution is not discretionary. It is allocated to certain longer service employees who participated in the Marsh Pension Plan and is intended to help offset the loss of future benefit accruals under the Pension Plan. The first contribution for the grandfather contribution was in June 1998 for $892,820. During 1998 and 1997, respectively, a total of $765,835 and $0 in discretionary profit sharing contributions were made.

                      Marsh Supermarkets, Inc. 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

ALLOCATIONS TO PARTICIPANTS

Income on the investments of the funds is allocated daily to participants' accounts based on their account balance. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct their contributions to these investment options:

            Fidelity Contrafund--Funds are invested in equity securities of companies that are considered under-valued, with the objective of obtaining capital appreciation.

            Franklin Small Cap Fund--Funds are invested primarily in equity securities of companies with market capitalization of less than $1 billion, with the objective of seeking long-term capital appreciation.

            EB Equity Index Fund--This fund approximates the return of Standard & Poor's 500 Index, which measures the performance of stocks of the 500 largest companies traded on U.S. exchanges.

            Templeton Foreign Fund--Funds are invested in stocks and debt obligations of companies and governments outside of the United States, with the objective of achieving long-term capital growth.

            George Putnam Balanced Fund--Funds are invested in a diversified portfolio of stocks and bonds seeking to produce both capital growth and current income.

            American Bond Fund--Funds are invested primarily in bonds issued both in the United States and abroad, with the objective of seeking to obtain as high a level of current income as is consistent with the preservation of capital.

                      Marsh Supermarkets, Inc. 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

            EB MaGIC Fund--Funds are primarily invested in a diversified portfolio of guaranteed investment contracts with various insurance companies. The investment objective of the Fund is to seek a reasonable level of income together with stability of principal.

            Marsh Stock Fund--Funds are invested in Class A Common Stock and Class B Common Stock of the Company.

PAYMENT OF BENEFITS

Upon retirement or termination, a participant may receive contributions made to the Plan, the vested portion of the employer contributions and an allocable share of the Plan's earnings or losses. If requested, benefits are payable in a lump sum no later than 60 days after the end of the plan year in which a participant reaches normal retirement age or terminates employment.

EXPENSES OF THE PLAN

Investment management fees reduce plan earnings. All other plan expenses are paid by the sponsor.

VESTING POLICY

The Employer Matching Contributions and Profit Sharing Contributions are subject to vesting and forfeitures. 401(k) deferrals, rollovers and Grandfathered Contributions are 100% vested and nonforfeitable. The matching and profit sharing contributions are fully vested after 5 years.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENTS

Investments are carried at fair value. The fair value of investments in securities traded on a national securities exchange is determined based on the last reported sale on the last business day of the plan year as quoted in business publications and by security brokers. Dividends are recorded as income on the dividend record date.

                      Marsh Supermarkets, Inc. 401(k) Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

Investments held by the Plan at December 31 are presented in the following table. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                                   1998              1997
                                                                -----------       -----------

      Investments at Fair Value as Determined
            by Quoted Market Price:
            Registered Investment Companies:
                 Fidelity Magellan Fund                         $        --       $10,662,552
                 Fidelity Contrafund                             17,569,423         2,385,992
                 Franklin Small Cap Fund                            476,523                --
                 Templeton Foreign Fund                           1,271,947         1,199,777
                 George Putnam Balanced Fund                        295,928                --
                 American Bond Fund                               4,958,734                --
                 Victory Investment Quality Bond Fund                    --         4,023,375
                                                                -----------------------------
                                                                 24,572,555        18,271,696
            Common Stock:
                 Marsh Class A Common Stock:
                     458,742 and 312,694 shares                   7,854,030         4,729,497
                 Marsh Class B Common Stock:
                     354,917 and 332,546 shares                   5,145,225         4,905,053
                                                                -----------------------------
                                                                 12,999,255         9,634,550
            Common/Collective Trusts:
                 EB MaGIC Fund                                    2,045,624         1,713,327
                 EB Equity Index Fund                             1,096,530                --
                                                                -----------------------------
                                                                  3,142,154         1,713,327

      Investments at Estimated Fair Value:
            Money market funds                                      236,877           143,234
            Loans to participants                                 1,156,060           634,033
                                                                -----------------------------
                                                                  1,392,937           777,267
                                                                -----------------------------
      Total investments at fair value                           $42,106,901       $30,396,840
                                                                =============================

                      Marsh Supermarkets, Inc. 401(k) Plan

3. INVESTMENTS (CONTINUED)

During 1998 and 1997 the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as presented in the following table.

                                                                   1998             1997
                                                               ----------------------------

       Investments at Fair Value as Determined
             by Quoted Market Price:
                Fidelity Magellan Fund                         $    29,984      $ 2,055,776
                Fidelity Contrafund                              4,100,839          328,130
                Franklin Small Cap Fund                             (9,228)              --
                EB Equity Index Fund                               178,410               --
                Templeton Foreign Fund                            (207,653)         (72,282)
                George Putnam Balanced Fund                         (1,234)              --
                American Bond Fund                                (139,720)              --
                Victory Investment Quality Bond Fund                16,422           85,008
                EB MaGIC Fund                                      105,792           87,751
                Marsh Stock Fund                                   625,089        1,419,136
                                                               ----------------------------
       Net change in fair value                                $ 4,698,701      $ 3,903,519
                                                               ============================


4. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 16, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its Plan contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                      Marsh Supermarkets, Inc. 401(k) Plan

6. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by October 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                                    SCHEDULES

                      Marsh Supermarkets, Inc. 401(k) Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998



                                                         EIN Number:  35-0918179
                                                               Plan Number:  004

                  (b)                                       (c)                                   (d)               (e)
           Identity of Issue                      Description of Investment                       Cost        Current Value
---------------------------------------------------------------------------------------------------------------------------

Shares of Registered Investment Companies:

Fidelity Contrafund                          895,677.119 shares                               $13,275,981       $17,569,423

Franklin Small Cap Growth Fund               21,113.104 shares                                    479,022           476,523

George Putnam Fund of Boston                 16,403.979 shares                                    300,640           295,928

Templeton Foreign Fund                       151,602.778 shares                                 1,489,861         1,271,947

Bond Fund of America Open-End Fund           364,344.901 shares                                 5,093,750         4,958,734

                                                                                              -----------------------------
                                                                                               20,639,254        24,572,555

Common/Collective Trust:

  EB Equity Index Fund*                      2,236.494 shares                                     930,255         1,096,530

 EB MaGIC Fund*                              159,142.953 shares                                 1,855,734         2,045,624

Money Market Fund:

  Key Trust Company of Ohio, N.A.*           Employee Benefits Money Market Fund                  236,877           236,877

Common Stock:

  Marsh Supermarkets, Inc.*                  458,742 shares of Class A Common Stock             6,338,744         7,854,030

  Marsh Supermarkets, Inc.*                  354,917 shares of Class B Common Stock             4,269,002         5,145,225
                                                                                              -----------------------------
                                                                                               10,607,746        12,999,255

  Loans to Participants                      Interest rates ranging from 8.25% to 10.0%                --         1,156,060
                                                                                              -----------------------------
                                                                                              $34,269,866       $42,106,901
                                                                                              =============================


* Indicates party-in-interest to the Plan.

                            Marsh Supermarkets, Inc.

                 Line 27d - Schedule of Reportable Transactions

                          Year Ended December 31, 1998


                                                          EIN Number: 35-0918179
                                                               Plan Number:  004

                  (a)                                (b)                                  (c)            (d)             (g)

                                                                                        Purchase       Selling         Cost of
       Identity of Party Involved            Description of Asset                        Price          Price           Assets
-------------------------------------------------------------------------------------------------------------------------------

Category (i) - Single transactions in excess of 5% of plan assets:
    Fidelity Investments                 Fidelity Contrafund
                                            Purchases                                 $10,625,574

    Fidelity Investments                 Fidelity Magellan Fund
                                            Sales                                                     10,692,526      8,221,986

    Bond Fund of America                 Open-End Fund
                                            Purchases                                   4,034,994

    The Victory Portfolios               Victory Investment Quality Bond Fund
                                            Sales                                                      4,039,797      3,954,554

    Key Trust Company of Ohio, N.A.      Employee Benefits Money Market Fund
                                            Purchases                                  10,694,140

    Key Trust Company of Ohio, N.A.      Employee Benefits Money Market Fund
                                            Purchases                                   4,040,373

    Key Trust Company of Ohio, N.A.      Employee Benefits Money Market Fund
                                            Sales                                                     10,694,140     10,694,140

    Key Trust Company of Ohio, N.A.      Employee Benefits Money Market Fund
                                            Sales                                                      4,040,373      4,040,373

    Key Trust Company of Ohio, N.A.      Employee Benefits Money Market Fund
                                            Purchases                                   1,681,650


                  (a)                                (b)                                   (h)              (i)
                                                                                      Current Value
                                                                                       of Asset on       Net Gain
       Identity of Party Involved            Description of Asset                      Transaction       or (Loss)
------------------------------------------------------------------------------------------------------------------

Category (i) - Single transactions in excess of 5% of plan assets:
    Fidelity Investments                 Fidelity Contrafund
                                            Purchases                                 $ 10,625,574

    Fidelity Investments                 Fidelity Magellan Fund
                                            Sales                                       10,692,526       2,470,540

    Bond Fund of America                 Open-End Fund
                                            Purchases                                    4,034,994

    The Victory Portfolios               Victory Investment Quality Bond Fund
                                            Sales                                        4,023,375          85,243

    Key Trust Company of Ohio, N.A.      Employee Benefits Money Market Fund
                                            Purchases                                   10,694,140

    Key Trust Company of Ohio, N.A.      Employee Benefits Money Market Fund
                                            Purchases                                    4,040,373

    Key Trust Company of Ohio, N.A.      Employee Benefits Money Market Fund
                                            Sales                                       10,694,140

    Key Trust Company of Ohio, N.A.      Employee Benefits Money Market Fund
                                            Sales                                        4,040,373

    Key Trust Company of Ohio, N.A.      Employee Benefits Money Market Fund
                                            Purchases                                    1,681,650

                            Marsh Supermarkets, Inc.

                 Line 27d - Schedule of Reportable Transactions

                          Year Ended December 31, 1998


                                                          EIN Number: 35-0918179
                                                               Plan Number:  004

                  (a)                                    (b)                                (c)               (d)

                                                                                         Purchase           Selling
       Identity of Party Involved                Description of Asset                      Price             Price
---------------------------------------------------------------------------------------------------------------------

Category (iii) - A series of transactions in excess of 5% of plan assets:
    Fidelity Investments                    Fidelity Magellan Fund
                                              Purchases                                      7,009
                                              Sales                                                        10,699,544

    Fidelity Investments                    Fidelity Contrafund
                                              Purchases                                 13,145,865
                                              Sales                                                         2,063,273

    The Victory Portfolios                  Victory Investment Quality Bond Fund
                                              Purchases                                      2,226
                                              Sales                                                         4,042,023

    Bond Fund of America                    Open-End Fund
                                              Purchases                                  5,442,796
                                              Sales                                                           344,342

    Marsh                                   Marsh Common Stock
                                              Purchases                                  2,429,750
                                              Sales                                                            25,623

    Key Trust Company of Ohio, N.A.         Employee Benefits Money Market Fund
                                              Deposits                                  18,736,002
                                              Withdrawals                                                  18,642,358


                  (a)                                    (b)                               (g)                (h)            (i)
                                                                                                         Current Value
                                                                                         Cost of          of Asset on     Net Gain
       Identity of Party Involved                Description of Asset                     Assets       Transaction Date   or (Loss)
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - A series of transactions in excess of 5% of plan assets:
    Fidelity Investments                    Fidelity Magellan Fund
                                              Purchases                                      7,009             7,009
                                              Sales                                      8,228,995        10,699,544      2,470,549

    Fidelity Investments                    Fidelity Contrafund
                                              Purchases                                 13,145,865        13,145,865
                                              Sales                                      1,859,147         2,063,273        204,126

    The Victory Portfolios                  Victory Investment Quality Bond Fund
                                              Purchases                                      2,226             2,226
                                              Sales                                      3,956,780         4,042,023         85,243

    Bond Fund of America                    Open-End Fund
                                              Purchases                                  5,442,796         5,442,796
                                              Sales                                        349,046           344,342         (4,704)

    Marsh                                   Marsh Common Stock
                                              Purchases                                  2,429,750         2,429,750
                                              Sales                                         20,070            25,623          5,553

    Key Trust Company of Ohio, N.A.         Employee Benefits Money Market Fund
                                              Deposits                                  18,736,002        18,736,002
                                              Withdrawals                               18,642,358        18,642,358



Information concerning (e) "Lease Rental" and (f) "Expense Incurred with Transaction" has not been presented as it is not applicable. There were no category (ii) or (iv) reportable transactions during 1998.

                                 EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

Ex 23             Consent of Arthur Andersen LLP,
                  Independent Public Accountants,
                  dated